Exhibit I
CRUDE CARRIERS CORP. TO PRESENT AT JEFFERIES 7TH GLOBAL SHIPPING AND LOGISTICS
CONFERENCE
ATHENS, Greece, August 30, 2010 — Crude Carriers Corp. (NYSE: CRU), a tanker company focusing on the maritime transportation of crude oil cargoes, announced today that Mr. Ioannis Lazaridis, the Company’s President, and Mr. Jerry Kalogiratos, the Company’s Chief Financial Officer, will present at Jefferies 7th Global Shipping and Logistics Conference on Wednesday, September 8, 2010, in New York City at 11am EDT.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Crude Carriers Corp. website, www.crudecarrierscorp.com, or by going to the following link: http://www.wsw.com/webcast/jeff51/cru/.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which is currently comprised of two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp. common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:

Company Contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: I.lazaridis@crudecarrierscorp.com

Jerry Kalogiratos, CFO
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com